Pricing Term Sheet	Free Writing Prospectus
dated as of February 28, 2024	Filed pursuant to Rule 433

Supplementing the
Preliminary Prospectus Supplement dated February 27, 2024 to the
Prospectus dated February 27, 2024
Registration No. 333-277384

$400,000,000

TPG Operating Group II, L.P.

6.950% Fixed-Rate Junior Subordinated Notes due 2064

Pricing Term Sheet

February 28, 2024

The information in this pricing term sheet relates to TPG Operating Group II, L.P.’s offering of its 6.950% Fixed-Rate Junior Subordinated Notes due 2064 (the “Offering”) and should be read together with the preliminary prospectus supplement dated February 27, 2024 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated February 27, 2024, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-277384. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	TPG Operating Group II, L.P.

Guarantors:	TPG Inc. (“TPG”) TPG Operating Group I, L.P. TPG Operating Group III, L.P. TPG Holdings II Sub, L.P.

Securities:	6.950% Fixed-Rate Junior Subordinated Notes due 2064 (the “notes”)

Ranking:	Junior subordinated unsecured

Principal Amount Offered:	$400,000,000

Trade Date:	February 28, 2024

Settlement Date(1):	March 4, 2024 (T+3)

Maturity Date:	March 15, 2064

Coupon:	6.950%

Underwriting Discount:	$0.7875 per note sold to retail investors and $0.5000 per note sold to institutional investors

Price to Public:	$25 per note plus accrued interest, if any, from March 4, 2024 to the date of delivery.

Interest:	The notes will bear interest from and including March 4, 2024 at an annual rate of 6.950%.

Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2024, subject to the Issuer’s right to defer the payment of interest as described under “Optional Interest Deferral” below.

Optional Interest Deferral:	The Issuer has the right, on one or more occasions, to defer the payment of interest on the notes for up to five consecutive years (each such period, an “optional deferral period”). During an optional deferral period, interest will continue to accrue on the notes, and deferred interest payments will accrue additional interest at a rate equal to the interest rate on the notes, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:

The Issuer may elect to redeem the notes:

•   in whole at any time or in part from time to time on or after March 15, 2029, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the redemption date; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes must remain outstanding after giving effect to such redemption;

•   in whole but not in part, within 120 days of the occurrence of a Tax Redemption Event, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date; or

•   in whole, but not in part, at any time prior to March 15, 2029 within 90 days of the occurrence of a Rating Agency Event at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of their redemption.

Day Count Convention:	30/360

Listing:	The Issuer intends to apply to list the notes on the NASDAQ Global Select Market under the symbol “TPGXL”.

Denominations:	$25 and integral multiples of $25 in excess thereof

Expected Ratings(2):	Moody’s: Baa1 / S&P: BBB- / Fitch: BBB-

CUSIP / ISIN:	872652 102 / US8726521029

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. UBS Securities LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC

Co-Managers:

TPG Capital BD, LLC

J.P. Morgan Securities LLC

Barclays Capital Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Loop Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Citigroup Global Markets Inc.

SMBC Nikko Securities America, Inc.

Academy Securities, Inc.

Cabrera Capital Markets LLC

Siebert Williams Shank & Co., LLC

Stern Brothers & Co.

(1)

We expect delivery of the notes will be made against payment therefor on or about March 4, 2024, which is the third business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such notes more than two business days prior to the scheduled settlement date, by virtue of the fact that the notes initially settle in T+3, will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of such notes who wish to trade notes prior to such date should consult their advisors.

(2)

Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BofA Securities, Inc. toll-free at 1-800-294-1322, UBS Securities LLC toll-free at 1-888-827-7275, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (option #5) or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

Any disclaimers or notices that may appear on this Pricing Term Sheet below the text of this legend are not applicable to this Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.